KPMG
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Independent Accountants' Report

The Board of Directors
Wells Fargo Home Mortgage, Inc

We have examined management's assertion dated Februaty 25, 2004 that Wells Fargo Home Mortgage, Inc. (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage
Bankers (USAP) as of and for the year ended December 31, 2003. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.
In our opinion, management's assertion that the Company complied with the Aforementioned minimum servicing standards as of and for the year ended December 31, 2003, is fairly stated, in all material respects.


/s/KPMG LLP

February 25, 2004